Commission File Number 001-31914

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Sixth Session of the

Board of Supervisors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the sixth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on April 23, 2020 in Beijing by means of a combination of on site meeting and video conference. The supervisors were notified of the Meeting by way of a written notice dated April 10, 2020. All of the Company’s five supervisors attended the Meeting. The following supervisors attended the meeting in person: Jia Yuzeng, the chairman of the Board of Supervisors, and Han Bing, Cao Qingyang and Wang Xiaoqing, supervisors of the Company. Luo Zhaohui, supervisor of the Company, attended the Meeting by means of video conference. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the First Quarter Report of the Company for the Year of 2020

The Board of Supervisors believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2020 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2020 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the Corporate Governance Report of the Company for the Year of 2019

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on the Working Plan with regard to Internal Control of the Company for the Year of 2020

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited April 23, 2020

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